SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2008

                          012 SMILE.COMMUNICATIONS LTD.
                              (Name of Registrant)

                  25 Hasivim Street, Petach-Tikva, 49170 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statement File No. 333-150173.

                          012 SMILE.COMMUNICATIONS LTD.

6-K Items

     1. Press Release re 012 Smile.Communications: Internet Gold - Golden Lines Ltd, Announces That it has Been Notified of a Proposed Class Action Lawsuit dated November 25, 2008.

     2. Press Release re 012 Smile Communications's Board Approves Bonds Buyback Program dated November 25, 2008.

                                                                          ITEM 1

Press Release                              Source: 012 Smile.communications Ltd.

012 Smile.Communications: Internet Gold - Golden Lines Ltd, Announces That it has Been Notified of a Proposed Class Action Lawsuit

Tuesday November 25, 2:07 am ET

PETACH TIKVA, Israel, November 25 /PRNewswire-FirstCall/ -- 012 Smile.Communications Ltd. (NASDAQ: SMLC; TASE: SMLC) (The: "Company"). The Company announced that it was informed by its parent company, Internet Gold -Golden Lines Ltd., that on November 24, 2008 it was served with a purported class action lawsuit alleging that Internet Gold charged its broadband services subscribers in excess of the tariffs set in its internet services agreements during the approximate period of 2005 to 2007. The purported class action lawsuit was filed in the District Court of Tel-Aviv. The Company and Internet Gold has not had an opportunity to review the claim with their counsel and are unable to provide any comments at this time.

In connection with the internal restructuring of Internet Gold in 2006, it transferred its broadband and traditional voice services businesses, to us. Under the terms of the restructuring agreement we may be responsible for claims relating to the transferred business, and the parties will examine which party will be responsible for the defense of the litigation. If the lawsuit is certified as a class action, the approximate claim is estimated by the plaintiff to be NIS 81,490,000.

About 012 Smile.Communications

012 Smile.Communications is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Its broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile.Communications services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel.

012 Smile is a 72.4 % owned subsidiary of Internet Gold Golden Lines Ltd. (NASDAQ: IGLD - News) one of Israel's leading communications groups with a major presence across all Internet-related sectors. In addition to 012 Smile, its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites. Internet Gold and 012 Smile are part of the Eurocom Communications Group. 012 Smile's shares trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments in the industries it is engaged, the failure to manage growth and other risks detailed from time to time in 012 Smile communications filings with the Securities Exchange Commission, including 012 Smile communications Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

For additional information about 012 Smile.Communications Ltd., please visit the Company's investors' site at http://www.012.net.

    For further information, please contact:

    Ms. Idit Azulay
    012 Smile.Communications Ltd
    +972-72-2003848
    i.azulay@smile.net.il

                                                                          ITEM 2

Press Release                              Source: 012 Smile.communications Ltd.

012 Smile Communications's Board Approves Bonds Buyback Program

Tuesday November 25, 2:21 am ET

PETACH TIKVA, Israel, November 25 /PRNewswire-FirstCall/ -- 012 Smile communications' Ltd. (NASDAQ: SMLC; TASE: SMLC) announced that its Board of Directors has authorized the repurchase of up to NIS 100 million (approximately U.S. $26 million) of the Company's Series A bonds. The purchases will be made from time to time by the Company or one of its wholly-owned subsidiaries in the open market on the Tel Aviv Stock Exchange. The timing and amount of any purchases will be determined by the Company's management based on its evaluation of market conditions and other factors. The repurchase program may be suspended or discontinued at any time.

About 012 Smile.Communications

012 Smile.Communications is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Its broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile.Communications services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel.

012 Smile is a 72.4 % owned subsidiary of Internet Gold Golden Lines Ltd. (NASDAQ: IGLD - News) one of Israel's leading communications groups with a major presence across all Internet-related sectors. In addition to 012 Smile, its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites. Internet Gold and 012 Smile are part of the Eurocom Communications Group. 012 Smile's shares trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments in the industries it is engaged, the failure to manage growth and other risks detailed from time to time in 012 Smile communications filings with the Securities Exchange Commission, including 012 Smile communications Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

For additional information about 012 Smile.Communications Ltd., please visit the Company's investors' site at http://www.012.net.

    For further information, please contact:

    Ms. Idit Azulay,
    012 Smile.Communications Ltd,
    +972-72-2003848,
    i.azulay@smile.net.il .

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            012 SMILE.COMMUNICATIONS LTD.
                                                   (Registrant)



                                            By /s/Stella Handler
                                               -----------------
                                               Stella Handler
                                               Chief Executive Officer




Date:  November 25, 2008